

May 10, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Robert P. Capps
Co-Chief Executive Officer and
Chief Financial Officer
Mitcham Industries, Inc.
8141 SH 75 South
P.O. Box 1175
Huntsville, TX 77342

> **Re:** **Mitcham Industries, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 22, 2016**
> **File No. 333-208177**

Dear Mr. Capps:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Summary Historical Financial Data, page 10</u>

<u>Selected Historical Financial Data, page 23</u>

1. We note your presentation of EBITDA includes an adjustment for impairment of intangible assets. Measures referred to as EBITDA should not exclude items other than interest, taxes, depreciation and amortization. Please revise your presentation accordingly. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please also revise your presentation of EBITDA in future Exchange Act filings.

You may contact Melinda Hooker (Staff Accountant) at 202-551-3732 or Dale Welcome (Staff Accountant) at 202-551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Gillian A. Hobson
        Vinson & Elkins, L.L.P.